SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                  --------------------------

                         SCHEDULE 13G
           UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                    MARKETWATCH.COM, INC.
                       (Name of Issuer)


                         COMMON STOCK
                (Title of Class of Securities)


                           57619106
                        (CUSIP Number)

                      DECEMBER 31, 1999
   (Date of Event Which Requires Filing of this Statement)


 -------------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X] Rule 13d-1(d)
                        _______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

          ------------------------------------------

                              13G

CUSIP NO. 570619106

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
   ONLY)
   CBS Corporation
   25-0877540
   ---------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [x]
                                                   (b) [ ]

   ---------------------------------------------------------

3  SEC USE ONLY

   ---------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Pennsylvania
------------------------------------------------------------
NUMBER     5  SOLE VOTING POWER
OF SHARES                  0
BENEFIC-  ---------------------------------------------
IALLY      6    SHARED VOTING POWER
OWNED
BY EACH              4,500,000
REPORTING    ---------------------------------------------
PERSON     7  SOLE DISPOSITIVE POWER
WITH                      0
               ---------------------------------------------
           8  SHARED DISPOSITIVE POWER
                      4,500,000
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
        4,500,000
   ---------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                      [ ]

   ---------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        32.3%
   ---------------------------------------------------------
12 TYPE OF REPORTING PERSON
               CO
   ---------------------------------------------------------

                              13G

CUSIP NO. 570619106

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
   ONLY)
   Westinghouse/CBS Holding Company, Inc.
   25-1776511
   ---------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [x]
                                                   (b) [ ]

   ---------------------------------------------------------

3  SEC USE ONLY

   ---------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
------------------------------------------------------------
NUMBER     5  SOLE VOTING POWER
OF SHARES                  0
BENEFIC-  ---------------------------------------------
IALLY      6    SHARED VOTING POWER
OWNED
BY EACH              4,500,000
REPORTING    ---------------------------------------------
PERSON     7  SOLE DISPOSITIVE POWER
WITH                    0
               ---------------------------------------------
           8  SHARED DISPOSITIVE POWER
                     4,500,000
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
        4,500,000
   ---------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                     [ ]

   ---------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        32.3%
   ---------------------------------------------------------
12 TYPE OF REPORTING PERSON
               CO
   ---------------------------------------------------------

                              13G

CUSIP NO. 570619106

1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
   ONLY)
   CBS Broadcasting Inc.
   13-0590730
   ---------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [x]
                                                   (b) [ ]

   ---------------------------------------------------------

3  SEC USE ONLY

   ---------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
------------------------------------------------------------
NUMBER     5  SOLE VOTING POWER
OF SHARES                 4,500,000
BENEFIC-  ---------------------------------------------
IALLY      6    SHARED VOTING POWER
OWNED
BY EACH                   0
REPORTING    ---------------------------------------------
PERSON     7  SOLE DISPOSITIVE POWER
WITH                    4,500,000
               ---------------------------------------------
           8  SHARED DISPOSITIVE POWER
                           0
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
        4,500,000
   ---------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                     [ ]

   ---------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        32.3%
   ---------------------------------------------------------
12 TYPE OF REPORTING PERSON
               CO
   ---------------------------------------------------------

ITEM 1(A).  NAME OF ISSUER:

     MarketWatch.com, Inc., a Delaware corporation.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     825 Battery Street
     San Francisco, California 94111

ITEM 2(A)-(C).  NAMES, PRINCIPAL BUSINESS ADDRESSES, AND
CITIZENSHIP OF PERSONS FILING:

     (1)  CBS Corporation
          51 West 52nd Street
          New York, New York 10019
          Place of Organization: Pennsylvania

     (2)  Westinghouse/CBS Holding Company, Inc.
          51 West 52nd Street
          New York, New York 10019
          Place of Organization: Delaware

     (3)  CBS Broadcasting Inc.
          51 West 52nd Street
          New York, New York 10019
          Place of Organization: New York

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

     Common Stock

ITEM 2(E).  CUSIP NUMBER:

     570619106

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-
     1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON
     FILING IS:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange
              Act;

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

     (e)  [ ] An investment adviser in accordance with
              (S)240.13d- 1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section
              3(c)(14) of the Investment Company Act of 1940;

     (j)  [ ] Group, in accordance with Rule 13-1(b)(1)(ii)(J).

          Not applicable.

ITEM 4.  OWNERSHIP.

     The information on items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated herein by reference.

     To the best knowledge of the reporting persons, based on information provided by the Issuer, the aggregate number of shares of Issuer's Common Stock outstanding as of December 31, 1999 was 13,926,677.

     CBS Broadcasting Inc. ("Broadcasting"), a wholly owned subsidiary of Westinghouse/CBS Holding Company, Inc. ("Holding"), directly holds 4,500,000 shares of Issuer's Common Stock, representing approximately 32.3% of the shares of Issuer's Common Stock issued and outstanding as of December 31, 1999.

     As the sole shareholder of Broadcasting, Holding may be deemed to beneficially own of all Issuer's Common Stock directly held by Broadcasting, and as the sole shareholder of Holding, CBS Corporation ("CBS") may be deemed to beneficially own of all Issuer's Common Stock indirectly held by Holding and directly held by Broadcasting.

     Broadcasting possesses sole voting and investment power with respect to the 4,500,000 shares of Issuer's Common Stock directly held by Broadcasting, and CBS and Holding possess shared power to vote or to direct the voting of such Issuer's Common Stock.

     Broadcasting possesses sole disposition power with respect to the 4,500,000 shares of Issuer's Common Stock directly held by Broadcasting, and CBS and Holding possess shared power to dispose or to direct the disposition of such Issuer's Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

     Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.

     Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
     WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
     PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.  CERTIFICATION.

     Not applicable.

                          SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2000.

                    CBS CORPORATION


                    By   /s/ Angeline C. Straka
				------------------------------
                    Name: Angeline C. Straka
                    Title: Vice President, Secretary and
                           Deputy General Counsel


                    WESTINGHOUSE/CBS HOLDING COMPANY, INC.


                    By   /s/ Angeline C. Straka
                     --------------------------
                    Name: Angeline C. Straka
                    Title: Vice President and Secretary


                    CBS BROADCASTING, INC.


                    By   /s/ Angeline C. Straka
                      -------------------------
                    Name: Angeline C. Straka
                    Title: Vice President and Secretary